C21 Announces 3-Year Term Extension for CEO, and Debt

Repayment Deferral

Record June Run Rate; Temporary Regulatory Filing Relief for Q1

VANCOUVER, June 29, 2020 - C21 Investments Inc. (the "Company") (CSE: CXXI and OTCQB: CXXIF) today announced the following (currency in US Dollars):

  CEO, Sonny Newman, extends for a 3-year term
  Debt Deferral Arrangement and Fernley Lease Extension
  Record Revenue Run Rate in June at Nevada Dispensaries

CEO 3-Year Term Extension, Debt Deferral, and Fernley Lease Extension:

The Company is pleased to announce that its President and CEO, Sonny Newman, has agreed to extend his term for an additional 3 years. Under Mr. Newman's leadership, C21 has successfully integrated and streamlined its operating assets resulting in positive cashflow from operations for the Company.

Mr. Newman stated "I am pleased to commit the next three years to pursuing a prudent growth strategy for C21. With the continued assistance of the Company's strategic advisors, CB1 Capital Advisors and Eight Capital, we are optimistic C21 will soon secure a favorable, non-dilutive debt financing arrangement.  This financing would allow the Company to meet its current debt obligations, provide growth capital to fund acquisitions in Nevada, and be serviceable with existing cash flows."

Maturity of the outstanding principal balance of the note totalling $18,200,000 held by Mr. Newman and due July 1, 2020 has been deferred until January 1, 2021. Monthly payments will continue pursuant to the existing terms of the note. In addition, the term of the lease for the Silver State Relief premises in Fernley, Nevada has been extended until July 31, 2023 on the existing terms and conditions, including the Company's option to purchase the leased premises.

The Company's Nevada dispensaries are experiencing a record run rate for June, which is on track to beat the record month of August 2019. The run rate for June is currently trending 26% higher than that of Q1. The Silver State Relief dispensaries also saw an increase in Nevada market share to 6% of the State, as well as 36% of Washoe County for the most recent monthly State data1 for Q1 of this year.

1 State of Nevada sales data for March, 2020: https://tax.nv.gov/uploadedFiles/taxnvgov/Content/TaxLibrary/NV-Marijuana-Revenue-FY20(6).pdf

Temporary Regulatory Filing Relief:

As a result of logistical delays caused by the COVID-19 pandemic, the Company is relying on the British Columbia Securities Commission's blanket order, BC Instrument 51-517 Temporary Exemption from Certain Corporate Finance Requirements (the "Exemption"), and comparable exemptions in other Canadian provincial jurisdictions to postpone the filing of its first-quarter unaudited financial statements, and management's discussion and analysis (the "Q1 Filings"). The Company is otherwise required to release its Q1 Filings on or prior to June 29, 2020 pursuant to National Instrument 51-102 Continuous Disclosure Obligations, which is now estimated to be filed on or before August 13, 2020, no later than 45 days after the original due date, in reliance of the Exemption.

The Company has imposed an insider trading blackout pending the release of its Q1 Filings. Members of management, directors and other insiders will comply with the Company's insider trading policy and the guidelines described in section 9 of National Policy 11-207 Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions, until the Q1 Filings have been released.

The Company is also relying on the U.S. Securities and Exchange Commission order (Release No. 34-88465) dated March 25, 2020 (the "SEC Order"), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the COVID-19 pandemic. Therefore, the Company is relying on the SEC Order to extend the June 29, 2020 due date for the filing of the first-quarter report on Form 10-Q (the "Q1 Report") estimated to be filed on or before August 13, 2020 (no later than forty-five (45) days after the original due date).

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:

Skyler Pinnick

Chief Marketing Officer and Director

Sky.Pinnick@cxxi.ca

+1 833 BUY-CXXI (289-2994)

Investor contact:

Michael Kidd

Chief Financial Officer and Director

Michael.Kidd@cxxi.ca

+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this news release include statements about the Company's potential debt financing, the ability of the Company to service its current secured debt obligations, the Company's progress in resolving its short-term debt obligations, the performance and opportunities for growth in Nevada, the performance of the Company's brands and the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure and service its secured debt, the availability of future debt financing on terms acceptable to the Company or at all,  and the ability of the Company's operations to continue in the ordinary course in the COVID 19 environment. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to continue to service its debt, the inability of the Company to obtain debt financing on terms acceptable to the Company or at all, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, the Company's continued performance in Nevada, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.